[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLC]

VIA EDGAR	May 8, 2007

Re:	Masonite International Inc.
Amendment No. 1 to Registration Statement on Form F-4 Filed April 17, 2007
File No. 333-139791

Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Hardy:

On behalf of Masonite International Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 4, 2007 (the “comment letter”) relating to the above-referenced Amendment No. 1 (“Amendment No. 1”)  to the Registration Statement on Form F-4 (the “Registration Statement”), which Amendment No. 1 was filed on April 17, 2007.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Financial Statements for the Year Ended December 31, 2006

Note 10 - Long-term Debt page F-29

1.                                      We have reviewed your response to prior comment 33. Please enhance your disclosures concerning your registration rights agreement in order to meet the requirements set forth in paragraph 12 of FSP EITF 00-19-2.

In response to the Staff’s comment, we propose to revise Note 10 in a pre-effective amendment to the Registration Statement by inserting the following disclosure,

which we believe satisfies the requirements set forth in paragraph 12 of FSP EITF 00-19-2:

Pursuant to the Exchange and Registration Rights Agreement relating to the senior subordinated notes due 2015, if the Company does not consummate a registered exchange offer for the notes by April 4, 2007, additional interest will begin to accrue as of April 5, 2007 in an amount equal to $0.05 per week per $1,000 principal amount of outstanding notes for a period of 90 days.  The amount of additional interest shall increase by an additional $0.05 per week per $1,000 principal amount of outstanding notes with respect to each 90-day period for which the exchange offer is not consummated, provided that the additional interest in the aggregate shall not exceed $0.20 per week per $1,000 principal amount of outstanding notes.  The Company may elect to pay such additional interest through the issuance of additional notes, as provided in the indentures relating to the notes.  Additional interest will continue to accrue at $0.20 per week per $1,000 principal amount without a maximum until the exchange offer is consummated.  No additional interest has been recorded at December 31, 2006.

Note 14 — Share Capital, page F-32

2.                                       We have reviewed your response to prior comment 34. Please tell us what fair value you attributed to your common stock in your Black-Scholes calculations for each 2006 issuance of stock options. Please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

                In response to the Staff’s comment, the fair value attributed to the common stock for each 2006 issuance of stock options was $5.00 per share.  The significant factors, assumptions and methodologies used in determining fair value were as follows:

•                  A comparable public company analysis was performed using the following methodologies:

o                 The Company compiled a list of comparable public companies which included:  Black and Decker Corp; Masco Corporation; Mohawk Industries, Inc.; Sherwin Williams; and The Stanley Works.

o                 It was determined that the common stock of  these comparable public companies traded at a median multiple of 8.3 times 2006 expected EBITDA and 8.0 times trailing twelve months EBITDA.

o                 After considering the Company’s industry, its growth prospects, relative profitability and margins, the Company determined that the median multiple of 8.3x 2006 expected EBITDA was reasonable to determine Enterprise Value.

o                 In considering the equity value, the sum of all outstanding net debt, plus the outstanding amount on the Company’s accounts receivable sale facilities, was deducted from Enterprise Value.

o                 A liquidity discount of 10% was applied (which is lower than is normally used in the valuation of private companies as the illiquidity was considered to be short to medium term).

•                  A discounted cash flow analysis was also performed that used the following methodologies:

o                 Projected EBITDA for the final quarter of 2006 through 2010, in each case reduced for applicable taxes upon income for a public company and anticipated net capital expenditures and changes in working capital.

o                 The terminal multiple applied to the 2010 cash flow was based on the comparable public companies’ enterprise value multiples of normalized free cash flows. The terminal multiples were derived from the comparable public companies listed above. The range was from 11.8 times to 15 times Enterprise Value to cash flow. For purposes of the valuation, Masonite used multiples of 13 times for the low value and 14.1 times for the high value as six of the eight companies fell within this range.

o                 The present value of projected cash flows utilized a discount rate of 11.4%, which was the Company’s Weighted Average Cost of Capital.

o                 Accounts receivable sales and illiquidity were treated in the same manner in the discounted cash flow analysis as for the comparable public company analysis as previously described.

                The values derived from the following analyses were as follows:

Comparable Public Company Analysis
Based on 2006 forecasted EBITDA	$5.16
Based on trailing twelve months EBITDA	$4.13
Discounted Cash Flow Analysis
Based on low terminal multiple	$4.27
Based on high terminal multiple	$5.69

In addition, the Board of Directors took into consideration that at the time of grant the Company’s EBITDA and net debt were substantially similar to those same metrics at the time of the April 6, 2005 acquisition transaction, which was effectuated at a price of $5.00 per share.  As a result of all of the foregoing, the Board of Directors approved a fair value of $5.00 per share for the for the common stock.

Note 18 — Income Taxes, page F-47

3.                                      In light of your recent recorded losses in Canada, please provide us with the analysis that you performed in concluding that a full valuation allowance was not necessary for your future tax assets recorded related to Canada as of December 31, 2006. Please explain your basis for using any significant estimates or assumptions in your analysis. Please also explain all of the negative and positive evidence considered in determining that it was appropriate to record these future tax assets.

In response to the Staff’s comment, we note that future realization of a tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law.  In determining the need for a valuation allowance on the tax loss carryforwards, Masonite has considered the following four sources of taxable income:

1.               Future reversals of existing taxable temporary differences.

2.               Taxable income in prior carryback years, if a carryback is permitted.

3.               Future taxable income arising from the implementation of one or more tax planning strategies.

4.               Future taxable income (exclusive of reversing temporary differences and carryforwards).

In analyzing the first possible source of taxable income, Masonite prepared a schedule analyzing the net reversals of existing temporary differences for the Canadian tax filer in order to determine whether a valuation allowance was necessary for deductible temporary differences and carryforwards.  A copy of the analysis is attached as Annex A to this letter.  The analysis indicated there was sufficient future taxable income from reversing temporary differences to recognize all but $6.8 million of tax benefit.   At the time of the acquisition, a portion of the purchase price discrepancy was allocated to finite lived intangibles that are amortized over 10 to 15 years.  The recording of these finite lived intangibles at acquisition also required the recognition of a significant deferred tax liability.  The carryforward period for losses incurred after the acquisition is from 7 to 20 years.  The losses incurred post-acquisition are available in the carryforward period to offset the deferred tax liability that was established at acquisition.  As a result, the losses incurred post-acquisition have drawn down the deferred tax liability associated with these finite lived intangibles.  Furthermore, there is also a significant accrued but unrealized taxable foreign exchange gain on the Company’s U.S.-dollar denominated long term debt.  A deferred tax liability has also been established for this accrued unrealized gain.  As the debt matures during the carryforward period of the losses, this gain, as realized, can be offset by the losses incurred.

The Canadian tax filer is not projected to have future taxable income exclusive of reversing temporary differences, and losses are not eligible to be carried back to prior years due to amalgamations completed in connection with the acquisition of Masonite in 2005.  Furthermore, there are no tax planning strategies in place that will result in future taxable income.

Of the $111.2 million of loss carryforwards in Canada, $5.7 million relates to loss attributes from a less than wholly owned subsidiary.  The subsidiary has had cumulative income in recent years.  Furthermore, the subsidiary has entered into certain contracts which will more likely than not result in the company utilizing it loss carryforward attributes before the attributes expire.

As mentioned above, the Company intends to file a pre-effective amendment to the Registration Statement containing the disclosure set forth in item 1 above once the Company receives confirmation that the Staff has no further comments with respect to the items set forth in this letter.  Consistent with our previous letter dated April 16, 2007, we acknowledge your references to Rule 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date of the Registration Statement.

Please call me (212-455-2948) if you wish to discuss our responses set forth in this comment letter.

Sincerely,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

[LOGO]

Masonite International (Canada)

Future Reversal of Existing Temporary Differences (In USD)

FYE 2006

	FYE 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011	Dec 2012	Dec 2013
Timing Differences

Fixed Assets
Tax Basis	56,402,177
Book Basis	(65,266,273)
Total(1)	(8,864,096)				8,864,096

Land
Tax Basis	1,922,634
Book Basis	(4,670,720)
Total(2)	(2,748,086)

Def Finance Costs (3)	(2,493,161)

Inventory	300,994
Inventory - FVI	302,934	(302,934)
Reserves	(1,500,000)	1,500,000
Severance (4)	8,743,422		(8,743,422)
Make Whole Pmts (5)	2,654,305		(2,654,305)

FX Gain (6)	(22,264,280)							13,721,280

Goodwill (7)	27,393,542
Definite Life Intangibles & FA (8)	(67,768,000)	6,892,000	6,911,000	6,892,000	6,892,000	6,892,000	6,911,000	6,498,000
Other Non Amortized Intangibles (9)	(165,000,000)

Other	1,449,674

Total reversal of deferred tax liabilities		8,089,066	(4,486,727)	6,892,000	15,756,096	6,892,000	6,911,000	20,219,280

Loss Carryforwards (10)
April 6, 2005 Losses	4,817,267						(4,817,267)
May 29, 2005 Losses	10,622,677
Dec 31, 2005 Losses	22,922,744
FYE 2006 Losses	67,182,574

	105,545,262

Loss carryforwards by year of expiry		—	—	—	—	—	(4,817,267)	—

Total	(124,247,490)

Cumulative reversal of deferred tax liabilites		8,089,066	3,602,339	10,494,339	26,250,435	33,142,435	40,053,435	60,272,715
Cumulative loss carryforwards by expiry		—	—	—	—	—	(4,817,267)	(4,817,267)
Excess loss carryforwards		—	—	—	—	—	—	—

	Dec 2014	Dec 2015	Dec 2016	Dec 2017	Dec 2018	Dec 2019	Dec 2020	Total Reversals
Timing Differences

Fixed Assets
Tax Basis
Book Basis
Total(1)								8,864,096

Land
Tax Basis
Book Basis
Total(2)								—
								—
Def Finance Costs (3)		2,493,161						2,493,161

Inventory				(300,994)				(300,994)
Inventory - FVI								(302,934)
Reserves								1,500,000
Severance (4)			—					(8,743,422)
Make Whole Pmts (5)					—	—	—	(2,654,305)

FX Gain (6)		8,543,000						22,264,280

Goodwill (7)								—
Definite Life Intangibles & FA (8)	6,357,000	3,477,000	2,344,000	2,337,000	2,337,000	2,337,000	691,000	67,768,000
Other Non Amortized Intangibles (9)								—

Other				(1,449,674)	—	—	—	(1,449,674)

Total reversal of deferred tax liabilities	6,357,000	14,513,161	2,344,000	586,332	2,337,000	2,337,000	691,000	89,438,207

Loss Carryforwards (10)								—
April 6, 2005 Losses					—	—	—	(4,817,267)
May 29, 2005 Losses	(10,622,677)				—	—	—	(10,622,677)
Dec 31, 2005 Losses		(22,922,744)			—	—	—	(22,922,744)
FYE 2006 Losses					—	—	(67,182,574)	(67,182,574)

								(105,545,262)

Loss carryforwards by year of expiry	(10,622,677)	(22,922,744)	—	—	—	—	(67,182,574)

Total								(16,107,055)

Cumulative reversal of deferred tax liabilites	66,629,715	81,142,876	83,486,876	84,073,207	86,410,207	88,747,207	89,438,207
Cumulative loss carryforwards by expiry	(15,439,944)	(38,362,688)	(38,362,688)	(38,362,688)	(38,362,688)	(38,362,688)	(105,545,262)
Excess loss carryforwards	—	—	—	—	—	—	(16,107,055)

Total Loss Carryforwards	105,545,262
Add: Sacopan Loss Carryforwards	5,687,000
Amount of Losses per F/S	111,232,262

Valuation allowance required	(16,107,055)
Valuation allowance on other attributes	(5,283,545)
(21,390,600)

NOTES

(1)                  Tax depreciation is elective under Canadian tax law.  Due to the significant amount of tax loss carryforwards being generated which have a carryforward period from 7 to 20 years, Masonite elected in 2005 to cease claiming tax depreciation for the forseeable future.  This will result in the entire deferred tax liability for fixed asset reversing in the carryforward period. $9.5 million of the liability reversed in 2006 as a result of the decision to cease claiming tax depreciation.

(2)                  It was determined that the book to tax basis on land would not likely reverse in the carryforward period as at year end there were no plans to dispose of the parcel of land that generated the temporary difference.

(3)                  The Company's deferred financing costs are amortized over the life of the debt using the effective interest method and over five years for tax purposes. All deferred financing costs will be fully amortized for both book and tax by 2015 which is the final maturity of the debt.

(4)                  Severance arrangement with former employees of the company were expensed when a liability was incurred.  These arrangements are deductible for tax purposes as the payments are made. All substantial arrangements are completed by the end of 2008.

(5)                  In 2001, the Company settled a previous debt obligation which required a make-whole payment.  The payment was expensed immediately for books but is recognized over the remaining term of the debt which would have otherwise all matured by 2008

(6)                  For Canadian tax purposes, the Company is required to re-translate its US$ denominated debt at the spot rate at each settlement and calculate a gain or loss for the difference between the exchange rate at the date of settlement and the exchange rate at the date of issuance.  The Company’s debt matures in 2013 and 2015 and the anticipated gain is based on current exchange rates.

(7)                  Amortization of tax deductible goodwill under Canadian tax law is elective.  Due to the significant amount of tax loss carryforwards being generated which have a carryforward period of 7 to 20 years, Masonite elected in 2005 to cease claiming amortization of goodwill for tax purposes for the forseeable future.  This will result in no drawdown of the deferred tax asset in the carryforward period.

(8)                  Consists of definite life intangibles for customer lists and patents which are amortized over 10 to 15 years.

(9)                  Consists of indefinite life intangibles that are not amortized and is the value attributed to the tradename.

(10)            In 2006, the carryover period for loss carryforwards was increased to 20 years.

There are no reversal of timing differences after 2020.